SECURITIES AND EXCHANGE COMMISSION

0-28952

Washington, D.C. 20549

FORM 6-K

02046977

SEC MAIL RECEIVED PROCESSING SECTION JUL 22 2002 WASH., D.C. 155

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2002

P.E. 7/11/02

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

PROCESSED
JUL 25 2002
THOMSON
FINANCIAL

Fdemigue/stockexchange/sec6k

AVS Security Number : 351673

18 July 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust (QUEST)

On 18 July 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 1,341Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

Contact: Charles Cormick 020 7535 8012

Company Secretary
The Rank Group Plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 19 Jul 02 2002

By: ______________________

Name: C B A Cormick

Title: Company Secretary

Fdemigue/stockexchange/sec6k